SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 8)

Oplink Communications, Inc.

(Name of Subject Company)

Oplink Communications, Inc.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

68375Q403

(CUSIP Number of Class of Securities)

Stephen M. Welles

Senior Vice President and General Counsel

46335 Landing Parkway

Fremont, CA 94538

(510) 933-7200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Person Filing Statement)

Copy to:

Scott A. Anthony, Esq.

Jack S. Bodner, Esq.

Covington & Burling LLP

333 Twin Dolphin Drive

Suite 700

Redwood Shores, CA 94065-1418

(650) 632-4700

☐                Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 8 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Oplink Communications, Inc., a Delaware corporation (“Oplink”), initially filed with the Securities and Exchange Commission (the “SEC”) on November 24, 2014 (together with any amendments and supplements thereto, including Amendment No. 1 filed with the SEC on December 3, 2014, Amendment No. 2 filed with the SEC on December 5, 2014, Amendment No. 3 filed with the SEC on December 8, 2014, Amendment No. 4 filed with the SEC on December 10, 2014, Amendment No. 5 filed with the SEC on December 12, 2014, Amendment No. 6 filed with the SEC on December 15, 2014, Amendment No. 7 filed with the SEC on December 17, 2014 and this Amendment, the “Schedule 14D-9”). The Schedule 14D-9 relates to the cash tender offer by Koch Optics, Inc., a Delaware corporation (the “Purchaser”) and an indirect wholly-owned subsidiary of Koch Industries, Inc., a Kansas corporation (the “Parent”), to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share, and the associated preferred share purchase rights (collectively, the “Shares”), of Oplink, at a purchase price of $24.25 per share, net to the seller in cash, without interest, subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 24, 2014, and in the related Letter of Transmittal, copies of which were filed with the Schedule 14D-9 and incorporated by reference as Exhibits (a)(1) and (a)(2) thereto, and are incorporated herein by reference.

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 2. Identity and Background of Filing Person

Item 2 of the Schedule 14D-9 is hereby amended as set forth below.

The sixth paragraph in the section entitled “Tender Offer” is amended and restated in its entirety as follows:

“The Offer and withdrawal rights expired at 12:00 midnight, New York City time, on Monday, December 22, 2014.”

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The following section is added immediately before the beginning of the section entitled “Cautionary Note Regarding Forward-Looking Statements.”

“Expiration of Offering Period; Completion of Merger

“The Offer and withdrawal rights expired at 12:00 midnight, New York City time, on Monday, December 22, 2014. The Depositary advised us that as of such time 14,701,501 Shares were validly tendered into, and not properly withdrawn from, the Offer, representing approximately 83.84% of the outstanding Shares. All Shares that were validly tendered and not properly withdrawn have been accepted for purchase and paid for by the Purchaser.

As a result of the purchase of Shares in the Offer, the Purchaser had ownership sufficient to effect the Merger under DGCL Section 251(h) without a vote of stockholders of Oplink. Accordingly, the Purchaser has effected the Merger in which the Purchaser merged with and into Oplink, with Oplink surviving the Merger and continuing as an indirect wholly owned subsidiary of Parent. In the Merger, each Share outstanding (other than Shares accepted for payment in the Offer, Shares held by Parent or the Purchaser or Shares for which an Oplink stockholder has properly exercised appraisal rights under Delaware law) was converted into the right to receive a price per Share equal to the Offer Price. The Shares ceased to trade on the NASDAQ Global Market prior to the opening of business on December 23, 2014, and Oplink has requested that the NASDAQ Global Market file a Notification of Removal from Listing and/or Registration under Section 12(b) of the Exchange Act on Form 25 to delist and deregister the Common Stock and associated Rights.”

On December 23, 2014, Parent, the Purchaser and Oplink issued a joint press release announcing the expiration and results of the Offer and the consummation of the Merger. A copy of the joint press release is attached hereto as Exhibit (a)(17) and is incorporated herein by reference.”

Item 9.  Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description
(a)(17)

Joint press release, issued by Oplink, the Purchaser and Parent, dated December 23, 2014 (incorporated by reference to Exhibit (a)(5)(C) to the Schedule TO/A filed on December 23, 2014, by Parent and Purchaser).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Oplink Communications, Inc.

	By:	/s/ Stephen M. Welles
		Name:	Stephen M. Welles
		Title:	Senior Vice President and General Counsel

Dated: December 23, 2014